SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On December 22, 2025, Perceptive Credit Holdings III, L.P. (“Credit Fund III”), Trinity Biotech plc (the “Company”) and the other parties to the Company’s Sixth Amended and Restated Credit Agreement entered into a second amendment to the Sixth Amended and Restated Credit Agreement (the “Second Amendment” and, together with the Sixth Amended and Restated Credit Agreement, the “Credit Agreement”), which provides for, among other things, an additional $5,000,000 of term loan borrowing (the “Additional Term Loan”) and that the Company issue to Credit Fund III a convertible promissory note (the “Convertible Note”) evidencing the outstanding obligations under the Credit Agreement (the “Outstanding Obligations”). The Convertible Note is convertible (at the holder’s election) into American Depositary Shares (“ADSs”), each representing 20 A ordinary shares, par value $0.0001 per share, of the Company, “Ordinary Shares”) at a conversion price of 97% of the volume weighted average price (“VWAP”) of the ADSs at the time of each such conversion, subject to a floor price of $1.03, the Beneficial Ownership Cap (as defined below) and the Conversion Cap (as defined below), all as more fully described below.

In addition, on December 22, 2025, the Company, TRIB Biosensors Inc. (“TRIB B”) and Perceptive Credit Holdings II, L.P. (“Credit Fund II”) entered into a conversion rights agreement (the “Conversion Rights Agreement”), pursuant to which the Company, TRIB B and Credit Fund II agreed to permit a $5,000,000 payment obligation of TRIB B owed to Credit Fund II in connection with the Waveform acquisition (the “Milestone Payment Obligation”) to be satisfied, at Credit Fund II’s election, by converting that obligation (in whole or in part) into ADSs of the Company from time to time at conversion prices based on the VWAP of the ADSs at the time of each such conversion. The Conversion Rights Agreement also provides for the termination of TRIB B’s contingent payment obligation in connection with the Waveform acquisition of up to $15,000,000 in exchange for TRIB B’s agreement to pay $7,500,000 to Credit Fund II, and the parties’ agreement to permit that obligation (the “Contingent Payment Obligation”) to be satisfied (in whole or in part), at Credit Fund II’s election, by converting such obligation into ADSs of the Company, valued on the basis of the VWAP of the ADSs at the time of each such election as more fully described below under the heading “Conversion Rights Agreement”.

If Credit Fund III and Credit Fund II elect to convert the obligations under the Convertible Note and the Conversion Rights Agreement (collectively, the “Equitization Documents”) in accordance with the terms thereof, those conversions would result in the issuance of a substantial number of ADSs (and corresponding Ordinary Shares), subject to the contractual limitations summarized below. Based on the Floor Price (as defined below) of $1.03, if Credit Fund III and Credit Fund II were to exercise their conversion rights under the Equitization Documents in full, it would result in the issuance of 69,902,912 ADSs, representing an aggregate of ,398,058,252 Ordinary Shares.  However, the conversion rights of Credit Fund III and Credit Fund II under the Equitization Documents are subject to the Beneficial Ownership Cap (as defined below under the heading “Credit Agreement”). Each of Credit Fund III and Credit Fund II may exercise (or refrain from exercising) its conversion rights under the Equitization Documents in such amounts, if at all, as it determines in its sole discretion, and has not committed to exercise all or any portion of such conversion rights.

Credit Agreement

The Second Amendment, provides for, among other things, the Additional Term Loan, an extension of the maturity date to January 15, 2027, and the issuance of the Convertible Note (in lieu of the non-convertible promissory note previously contemplated by the Credit Agreement).  The Second Amendment also provides that any conversion of principal under the Convertible Note will be treated as an optional prepayment of the principal amount so converted, and any related prepayment premium with respect to the converted principal amount will be satisfied through the issuance of ADSs as contemplated by the Convertible Note. Pursuant to the Credit Amendment, accrued and unpaid interest through the date of the Credit Amendment was paid in kind by adding the amount of such interest  to the outstanding principal amount for the term loans thereunder (“PIK Interest”). Pursuant to the Second Amendment, interest payable for the months of December 2025 and January 2026 will also be paid as PIK Interest. Accrued and unpaid interest (other than interest payable through January 2026 as PIK Interest) through and including each applicable conversion date remains payable in cash on the next interest payment date (or earlier, as provided in the Credit Agreement) and, except in respect of the PIK Interest, interest payment obligations are not convertible into ADSs, and the conversion of principal under the Convertible Note will not be applied to reduce the amount of accrued and unpaid interest (other than the PIK Interest).

Convertible Note

The Convertible Note provides that the holder thereof may, at any time and from time to time, convert up to $60,000,000 aggregate principal amount of the Convertible Note (the “Conversion Cap”) into ADSs at a conversion price equal to the greater of (x) 97% of the volume weighted average price VWAP per ADS on the applicable pricing date and (y) $1.03 per ADS (the “Floor Price”). The Floor Price is subject to adjustment to reflect any share split, share dividend, share consolidation, change in par value or any similar event or transaction in respect of the Ordinary Shares that results in a change in the number of Ordinary Shares represented by each ADS or results in the issuance of additional ADSs or a requirement to surrender outstanding ADSs to be exchanged for new ADSs in respect of a different number of Ordinary Shares. The Convertible Note also provides for customary adjustments in the event of certain recapitalizations, reorganizations, and mergers.

The Convertible Note restricts the conversion thereof to the extent that, upon such conversion, the number of the Company’s Ordinary Shares then beneficially owned by the holder and its “Attribution Parties” (as defined in the Convertible Note), including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.9% of the total number of Ordinary Shares then outstanding (the “Beneficial Ownership Cap”). Perceptive has notified the Company pursuant to the Credit Agreement that it has elected not to receive any information that constitutes material non-public information.

The Convertible Note also contains covenants on the part of the Company, including a covenant that requires the Company to maintain sufficient authorized and unissued Ordinary Shares to effect the full exercise of the holder’s conversion rights, without giving effect to the Beneficial Ownership Cap.

Conversion Rights Agreement

The Conversion Rights Agreement provides for the satisfaction of TRIB B’s outstanding Milestone Payment Obligation and Contingent Payment Obligation, at Credit Fund II’s election, by converting either such obligation (in whole or in part) into ADSs of the Company from time to time at a conversion price equal to the greater of (x) 97% of the volume weighted average price (VWAP) per ADS on the applicable pricing date and (y) the Floor Price. The Floor Price is subject to adjustment to reflect any share split, share dividend, share consolidation, change in par value or any similar event or transaction in respect of the Ordinary Shares that results in a change in the number of Ordinary Shares represented by each ADS or results in the issuance of additional ADSs or a requirement to surrender outstanding ADSs to be exchanged for new ADSs in respect of a different number of Ordinary Shares. The Conversion Rights Agreement also provides for customary adjustments in the event of certain recapitalizations, reorganizations, and mergers.

The Conversion Rights Agreement restricts the conversion of the Milestone Payment Obligation and the Contingent Payment Obligation to the extent that, upon such conversion, the number of shares of the Company’s Ordinary Shares then beneficially owned by the holder and its “Attribution Parties” (as defined in the Conversion Rights Agreement) including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed the Beneficial Ownership Cap.

The Conversion Rights Agreement also contains covenants on the part of the Company, including a covenant that requires the Company to maintain sufficient authorized but unissued Ordinary Shares to effect the full exercise of the holder’s conversion rights, without giving effect to the Beneficial Ownership Cap. The Company and Credit Fund II also agreed that the Company would not provide Credit Fund II or its affiliates with any Inside Information (as defined in the Conversion Rights Agreement) without the express prior written consent of the Credit Fund II, subject to limited exceptions.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required to prepare and file with the SEC on or prior to January 14, 2026 (the “Filing Deadline”) a resale registration statement (the “Registration Statement”) with respect to (i) any ADSs issued or issuable upon conversion of, or otherwise pursuant to or in respect of, the Convertible Note (without giving effect to the Beneficial Ownership Cap) (the “Conversion Shares”), (ii) any ADSs issued or issuable upon exercise of the conversion rights under the Conversion Rights Agreement (without giving effect to the Beneficial Ownership Cap) (the “Conversion Right Shares”), (iii) the Ordinary Shares underlying the Conversion Shares and the Conversion Right Shares and (iv) any securities issued or issuable upon any share split, share dividend, change in par value, recapitalization, reorganization, reclassification or similar event in respect of ADSs or the Ordinary Shares (including, for the avoidance of doubt, any such transaction that adjusts the number of Ordinary Shares underlying the ADSs) (the “Registrable Securities”).

The Registration Rights Agreement provides that the number of ADSs and corresponding Ordinary Shares initially included in such Registration Statement will be 55,890,000 and 1,117,818,000, respectively, subject to adjustment for any Stock Event occurring prior to the effective date of such Registration Statement (the “Initial Amount”). The Company also agreed to file additional Registration Statements covering the resale of all remaining Registrable Securities to the extent in excess of the Initial Amount (or the amount of Registrable Securities otherwise included in the Registration Statement); provided, that the Company shall not be required to include in any Registration Statement a number of ADSs that, when multiplied by the VWAP for the ADSs on the Trading Day (as defined in the Registration Rights Agreement) immediately prior to the date the Company first knows, or reasonably should have known, that such additional Registration Statement is required, would exceed $50,000,000. The Company agreed to cause the Registration Statement to be declared effective by the SEC within 60 calendar days of the Filing Deadline, or, if earlier, five (5) trading days after the Company is first notified by the SEC that such Registration Statement will not be reviewed or is no longer subject to review and comment.

The foregoing summaries of the Credit Agreement, Convertible Note, Conversion Rights Agreement and Registration Rights Agreement are general descriptions only, do not purport to be complete, and are qualified in their entirety by reference to the agreements filed as exhibits to this Form 6‑K.

A copy of the press release regarding these transactions is filed herewith as Exhibit 99.5.

EXHIBIT INDEX

Exhibit	Description
99.1*
Second Amendment to Credit Agreement, dated as of December 22, 2025, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as borrowers, Trinity Biotech PLC and certain of its Subsidiaries as guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent.

99.2*	Senior Convertible Note, dated as of December 22, 2025, by and among Trinity Biotech PLC, certain of its subsidiaries and Perceptive Credit Holdings III, LP.
99.3*	Conversion Rights Agreement, dated as of December 22, 2025, by and among Trinity Biotech PLC, TRIB Biosensors Inc. and Perceptive Credit Holdings II, L.P.
99.4	Registration Rights Agreement, dated as December 22, 2025, by and among Trinity Biotech PLC, Perceptive Credit Holdings III, L.P. and Perceptive Credit Holdings II, L.P.
99.5	Trinity Biotech Announces Agreements to Strengthen Capital Structure and Support Growth Initiatives.

* Certain exhibits or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted exhibits or schedules to the Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Executive Officer

Date:  December 23, 2025